Exhibit 99.1

NEWS RELEASE
June 4th 2012
Trading Symbols:
AMM :TSX, AAU : NYSE MKT
www.almadenminerals.com

ALMADEN HITS 8.75 METERS OF 4.09 G/T GOLD AND 228.8 G/T SILVER (8.7 G/T AUEQ)
ON MAIN IXTACA ZONE

Almaden Minerals Ltd. (“Almaden” or “the Company”; AMM: TSX; AAU: NYSE MKT) is pleased to announce further results from the on-going 4 drill exploration program on the Company’s 100% owned Tuligtic project, Mexico with holes TU-12-126 through 132, 134, 136, 137 and 140. Holes TU-12-129, 134, 136 and 140 were drilled into the Ixtaca North Zone, a recently discovered parallel zone to the Main Ixtaca Zone. Highlights from the current group of assays include the following intercepts (a more complete list of intercepts is shown in the table below):

Hole TU-12-126 MAIN IXTACA ZONE, SECTION 10525:
126.1 meters @ 1.21 g/t gold and 63.0 g/t silver (2.5 g/t gold equivalent)
    Including                      10.50 meters @ 3.61 g/t gold and 161.9 g/t silver (6.9 g/t gold equivalent)
    And                         8.75 meters @ 4.09 g/t gold and 228.8 g/t silver (8.7 g/t gold equivalent)

Hole TU-12-127 MAIN IXTACA ZONE, SECTION 10675:
30.05 meters @ 0.70 g/t gold and 56.7 g/t silver (1.8 g/t gold equivalent)
    And           23.50 meters @ 1.02 g/t gold and 20.2 g/t silver (1.4 g/t gold equivalent)

Hole TU-12-129 IXTACA NORTH ZONE, SECTION 10200:
3.40 meters @ 1.45 g/t gold and 202.4 g/t silver (5.5 g/t gold equivalent)
    and           25.45 meters @ 0.64 g/t gold and 39.5 g/t silver (1.4 g/t gold equivalent)

Hole TU-12-130 MAIN IXTACA ZONE, SECTION 10525:
14.25 meters @ 1.68 g/t gold and 95.2 g/t silver (3.6 g/t gold equivalent)
    and           156.00 meters @ 0.42 gold and 31.2 g/t silver (1.0 g/t gold equivalent)

Hole TU-12-131 MAIN IXTACA ZONE, SECTION 10200:
25.80 meters @ 0.59 g/t gold and 42.4 g/t silver (1.4 g/t gold equivalent)
    Including                      14.40 meters @ 0.90 gold and 57.7 g/t silver (2.1 g/t gold equivalent)

Hole TU-12-136 IXTACA NORTH ZONE, SECTION 10675:
60.50 meters @ 0.84 g/t gold and 48.9 g/t silver (1.8 g/t gold equivalent)
    Including                 10.80 meters @ 1.10 g/t gold and 85.2 g/t silver (2.8 g/t gold equivalent)
    And                          12.50 meters @ 1.84 g/t gold and 98.5 g/t silver (3.8 g/t gold equivalent)

J.D. Poliquin, Chairman of Almaden commented, “We are very pleased with these new results which continue to confirm and show the Ixtaca zone to be a robust and wide system of veining with sections that carry high gold and silver grades. Including the veining of the newly discovered Ixtaca North zone, the Ixtaca vein system is wider than previously known. The new results reported today from the Ixtaca North continue to show that strong mineralisation and high gold grades exist here as well. Drilling to date on the Ixtaca vein system shows good continuity of mineralisation in both horizontal and vertical dimensions.”

The Company currently has four drills operating on the Tuligtic project. Almaden plans to continue drilling operations throughout 2012. Below is a plan map, relevant sections and table of significant intervals which will be posted to the Company’s website (www.almadenminerals.com).

Hole #	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	AuEq (g/t)	AgEq (g/t)
TU-12-126	121.00	148.15	27.15	1.20	92.5	3.0	152
including	132.30	139.48	7.18	3.38	247.3	8.3	416
TU-12-126	178.00	304.10	126.10	1.21	63.0	2.5	123
including	209.00	215.00	6.00	1.58	191.6	5.4	271
and	222.50	226.75	4.25	6.63	127.3	9.2	459
and	238.50	249.00	10.50	3.61	161.9	6.9	343
and	259.60	269.00	9.40	2.31	96.4	4.2	212
and	281.50	290.25	8.75	4.09	228.8	8.7	433
TU-12-127	155.95	186.00	30.05	0.70	56.7	1.8	92
including	174.00	186.00	12.00	1.05	105.7	3.2	158
TU-12-127	210.00	233.50	23.50	1.02	20.2	1.4	71
including	213.90	218.30	4.40	3.92	86.0	5.6	282
TU-12-127	243.00	285.60	42.60	0.57	10.8	0.8	39
TU-12-127	297.00	314.00	17.00	0.38	8.7	0.6	28
TU-12-128	56.50	90.20	33.70	0.36	0.6	0.4	19
TU-12-128	241.60	261.00	19.40	0.19	48.3	1.2	58
TU-12-128	289.20	306.50	17.30	0.18	19.1	0.6	28
TU-12-128	313.00	317.50	4.50	0.25	22.8	0.7	36
TU-12-129	83.00	155.50	72.50	0.26	7.1	0.4	20
TU-12-129	256.75	277.70	20.95	0.45	25.4	1.0	48
TU-12-129	303.70	307.10	3.40	1.45	202.4	5.5	275
TU-12-129	332.30	357.75	25.45	0.64	39.5	1.4	71
TU-12-130	32.00	46.25	14.25	1.68	95.2	3.6	179
including	42.10	44.60	2.50	8.91	467.1	18.3	912
TU-12-130	53.50	71.00	17.50	0.37	140.5	3.2	159
TU-12-130	84.00	240.00	156.00	0.42	31.2	1.0	52
including	84.00	134.30	50.30	0.37	31.6	1.0	50
including	156.35	168.85	12.50	0.97	68.6	2.3	117
including	214.10	240.25	26.15	0.82	37.4	1.6	79
including	220.60	226.65	6.05	1.70	37.1	2.4	122
including	237.20	240.25	3.05	2.05	176.9	5.6	279
TU-12-131	63.70	104.20	40.50	0.39	3.6	0.5	23
including	65.70	72.00	6.30	1.10	1.9	1.1	57
TU-12-131	349.20	375.00	25.80	0.59	42.4	1.4	72
including	352.20	366.60	14.40	0.90	57.7	2.1	103
TU-12-132	64.50	204.20	139.70	0.22	18.0	0.6	29
including	137.00	166.60	29.60	0.35	27.8	0.9	45
including	148.25	153.30	5.05	1.16	79.0	2.7	137
TU-12-132	174.40	204.20	29.80	0.33	34.1	1.0	51
TU-12-134	74.50	108.00	33.50	0.32	1.8	0.4	18
TU-12-134	314.00	339.00	25.00	0.11	24.1	0.6	29
TU-12-134	344.50	345.50	1.00	6.82	687.5	20.6	1028
TU-12-134	365.90	370.75	4.85	0.76	70.2	2.2	108
TU-12-134	381.50	390.00	8.50	0.21	33.7	0.9	44
TU-12-136	63.10	123.60	60.50	0.84	48.9	1.8	91
including	82.20	93.00	10.80	1.10	85.2	2.8	140
including	98.00	110.50	12.50	1.84	98.5	3.8	191
TU-12-137	68.50	84.00	15.50	0.21	12.1	0.5	23
TU-12-140	36.90	95.00	58.10	0.54	6.7	0.7	34
TU-12-140	146.80	187.00	40.20	0.27	14.3	0.6	28

About the Ixtaca Property
The 100% owned Ixtaca zone is a blind discovery made by the Company in 2010. The Main Ixtaca and Ixtaca North Zones of veining are thought to have a north-easterly trend. Holes to date suggest that the Main Ixtaca and Ixtaca North Zones are sub vertical with local variations. This interpretation suggests that true widths range from approximately 35% of intersected widths for a -70 degree hole to 94% of intersected widths for a -20 degree hole. The drilling completed to date has traced mineralisation over 1,000 meters along this northeast trend. Based upon observations at surface and of core as drilling progresses, there seems to be a variety of veinlet orientations within the Northeast Extension Zone however overall the zone is currently interpreted to be dipping shallowly to the north and striking at 060 Azimuth. Until this interpretation is confirmed true widths for the Northeast Extension intersections cannot be calculated with confidence at this time.

Mr. Norm Dircks, P.Geo., a qualified person (“QP”) under the meaning of NI 43-101, is the QP and project manager of Almaden’s Ixtaca program and reviewed the technical information in this news release. The analyses reported were carried out at ALS Chemex Laboratories of North Vancouver using industry standard analytical techniques. For gold, samples are first analysed by fire assay and atomic absorption spectroscopy (“AAS”). Samples that return values greater than 10 g/t gold using this technique are then re-analysed by fire assay but with a gravimetric finish. Silver is first analysed by Inductively Coupled Plasma - Atomic Emission Spectroscopy (“ICP-AES”). Samples that return values greater than 100 g/t silver by ICP-AES are then re analysed by HF-HNO3-HCLO4 digestion with HCL leach and ICP-AES finish. Of these samples those that return silver values greater than 1,500 g/t are further analysed by fire assay with a gravimetric finish.

Blanks, field duplicates and certified standards were inserted into the sample stream as part of Almaden’s quality assurance and control program which complies with National Instrument 43-101 requirements. Gold equivalent (“AuEq” or “Gold Eq.”) and silver equivalent (“AgEq” or “Silver Eq.”) values were calculated using silver to gold ratios of 50 to 1. The ratio of 50 to 1 was used for the sake of consistency with past news releases. Intervals that returned assays below detection were assigned zero values. Metallurgical recoveries and net smelter returns are assumed to be 100% for these calculations.

About Almaden
Almaden is a well-financed (cash, gold inventory and equity investments totalling approximately $41.2 MM as of March 21, 2012) mineral exploration company working in North America. The company has assembled mineral exploration projects, including Tuligtic, through its grass roots exploration efforts. While the properties are largely at early stages of development they represent exciting opportunities for the discovery of significant gold, silver and copper deposits as evidenced at Ixtaca. Almaden’s business model is to find and acquire mineral properties and develop them by seeking option agreements with others who can acquire an interest in a project by making payments and exploration expenditures. Through this means the company has been able to expose its shareholders to discovery and capital gain without the funding and consequent share dilution that would be required if the company were to have developed these projects without a partner. The company intends to expand this business model, described by some as prospect generation, by more aggressively exploring several of its projects including the Ixtaca Zone.

On Behalf of the Board of Directors

“Morgan Poliquin”
Morgan J. Poliquin, Ph.D., P.Eng.
President, CEO and Director
Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE AMEX have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.. Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size and timing of exploration and development programs, estimated project capital and other project costs  and the timing of submission and receipt and availability of regulatory approvals involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.

Blue highlighted sections contain holes announced in latest release. Please see sections for assay intervals.
CALEVA ZONE
NORTHEAST EXTENSION
IXTACA NORTH
MAIN IXTACA ZONE
SOUTHWEST EXTENSION
SECTION N2700
SECTION 10525
SECTION 10675
SECTION 10600
SECTION 10300
SECTION 10200
SECTION E6000
SECTION REFERENCE LINE
High Grade Intervals
> 10.0 g/t AuEq
5.0 - 10.0 g/t AuEq
2.5 - 5.0 g/t AuEq
1.0 - 2.5 g/t AuEq
0.5 - 1.0 g/t AuEq
0.3 - 0.5 g/t AuEq
Assays Pending
0
100
200
meters

SECTION 10200

Looking NE (+/- 25m)

TU-12-131
TU-12-128
TU-12-122
TU-12-141
REFERENCE LINE
INTENSELY
CLAY-ALTERED ASH
?
TU-12-141 / 362.1m
ASSAYS PENDING
TU-12-122 / 395.02m
TU-12-128 / 425.5m
TU-12-131 / 430.1m

Hole ID	To (m)	From (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t)
TU-12-122	64.0	101.0	37.0	0.4	1	0.4
TU-12-122	222.0	241.0	19.0	0.3	40	1.1
TU-12-122	262.1	276.7	14.6	0.7	44	1.6
TU-12-122	271.7	274.3	2.6	2.9	99	4.9
TU-12-128	56.5	90.2	33.7	0.4	1	0.4
TU-12-128	218.0	220.0	2.0	0.8	107	3.0
TU-12-128	241.6	261.0	19.4	0.2	48	1.2
TU-12-128	268.3	269.3	1.0	0.5	106	2.6
TU-12-128	289.2	306.5	17.3	0.2	19	0.6
TU-12-128	313.0	317.5	4.5	0.3	23	0.7
TU-12-131	63.7	104.2	40.5	0.4	4	0.5
TU-12-131	65.7	72.0	6.3	1.1	2	1.1
TU-12-131	141.0	199.7	58.7	0.1	9	0.3
TU-12-131	196.5	199.7	3.2	0.3	59	1.5
TU-12-131	349.2	375.0	25.8	0.6	42	1.4
TU-12-131	352.2	366.6	14.4	0.9	58	2.1
TU-12-131	352.2	354.6	2.4	3.4	139	6.2
TU-12-131	361.8	366.6	4.8	0.8	56	1.9

Gold Equivalent (AuEq) is calculated using silver to gold ratios of 50 to 1.

LEGEND:
Overburden
0
50
100
meters
Intervals greater than 0.3 g/t AuEq
>10.0
5.0-10.0
3.0-5.0
1.0-3.0
0.5-1.0
0.3-0.5

SECTION 10300
Looking NE (+/- 12.5m)
REFERENCE LINE
TU-12-152
TU-12-137
TU-12-150
TU-11-069
TU-11-063
TU-11-71
TU-12-150
ASSAYS PENDING
TU-11-071 / 255.42m
TU-12-137 / 331.01m
TU-12-152 / 500m
ASSAYS PENDING
TU-11-063 / 432.21m
TU-11-69 / 465.73m
LEGEND:
Intervals greater than 0.5g/t AuEq
>10.0
5.0 - 10.0
3.0 - 5.0
1.0 - 3.0
0.5 - 1.0
Overburden
0
100
meters

Hole ID	To (m)	From (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t)
TU-11-63	37.0	43.5	6.5	0.3	11	0.5
TU-11-63	64.8	164.0	99.2	0.5	25	1.0
TU-11-63	73.4	107.8	34.4	0.8	22	1.2
TU-11-63	100.0	104.0	4.0	4.1	78	5.6
TU-11-63	124.0	126.3	2.3	6.1	382	13.7
TU-11-63	125.1	154.4	29.3	0.8	52	1.9
TU-11-63	141.9	144.1	2.2	2.7	153	5.7
TU-11-69	164.8	166.1	1.2	0.8	51	1.8
TU-11-71	59.0	140.0	81.0	0.3	15	0.6
TU-11-71	106.5	140.0	33.5	0.4	26	0.9
TU-12-137	68.5	84.0	15.5	0.2	12	0.5
TU-12-137	105.4	107.0	1.6	0.5	46	1.4
TU-12-137	105.4	105.9	0.5	1.4	120	3.8
TU-12-137	112.5	113.5	1.0	1.1	63	2.4
TU-12-137	135.2	140.6	5.4	0.3	4	0.4
TU-12-137	140.0	140.6	0.6	1.9	3	2.0
TU-12-137	157.4	161.2	3.8	0.2	5	0.3
TU-12-137	179.2	216.2	37.0	0.1	9	0.3
TU-12-137	191.8	208.2	16.4	0.2	14	0.5

SECTION 10525
Looking NE (+/- 12.5m)
CLAY ALTERED ASH
TU-12-133 / 261.52m
ASSAYS PENDING
TU-12-130 / 288.95m
TU-12-123 / 356.01m
TU-12-126 / 393.19m
TU-12-135 / 400m
ASSAYS PENDING

Hole ID	To (m)	From (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t)
TU-12-123	52.25	293.40	241.15	1.13	59.3	2.3
TU-12-123	67.70	72.70	5.00	1.04	131.5	3.7
TU-12-123	172.90	202.35	29.45	3.21	136.3	5.9
TU-12-123	226.60	240.50	13.90	2.58	132.5	5.2
TU-12-123	264.30	270.18	5.88	3.00	117.1	5.3
TU-12-126	76.0	86.5	10.5	0.1	14	0.4
TU-12-126	121.0	148.2	27.2	1.2	92	3.0
TU-12-126	132.3	139.5	7.2	3.4	247	8.3
TU-12-126	178.0	304.1	126.1	1.2	63	2.5
TU-12-126	209.0	215.0	6.0	1.6	192	5.4
TU-12-126	222.5	226.8	4.3	6.6	127	9.2
TU-12-126	238.5	249.0	10.5	3.6	162	6.9
TU-12-126	281.5	290.3	8.8	4.1	229	8.7
TU-12-126	321.5	331.4	9.9	0.9	3	1.0
TU-12-130	32.0	46.3	14.3	1.7	95	3.6
TU-12-130	42.1	44.6	2.5	8.9	467	18.2
TU-12-130	53.5	71.0	17.5	0.4	140	3.2
TU-12-130	55.5	56.0	0.5	6.3	3610	78.5
TU-12-130	63.5	66.0	2.5	0.7	154	3.7
TU-12-130	84.0	240.0	156.0	0.4	31	1.0
TU-12-130	188.0	189.1	1.1	5.0	804	21.1
TU-12-130	237.2	240.3	3.1	2.1	177	5.6

Gold Equivalent (AuEq) is calculated using silver to gold ratios of 50 to 1.

LEGEND:

Overburden

Intervals greater than 0.3 g/t AuEq

- > 10.0
- 5.0 - 10.0
- 2.5 - 5.0
- 1.0 - 2.5
- 0.5 - 1.0
- 0.3 - 0.5

0 50 100
meters

SECTION 10600
Looking NE (+/-25m)
Intervals greater than 0.3 g/t AuEq
>10.0
5.0-10.0
2.5-5.0
1.0-2.5
0.5-1.0
0.3-0.5
CLAY ALTERED ASH
Ixtaca North Zone
Main Ixtaca Zone
REFERENCE LINE
TU-12-129/444.4m
TU-12-134/430.3m
TU-11-53/410.87m
TU-11-72 terminates beyond section boundary
TU-11-072/485.76m
TU-12-101 terminates at 538.89m
TU-12-96/401.73m
TU-10-06/529.74m
TU-11-29/324.31m
TU-11-81/325.53m
TU-11-86/388.95m
TU-10-06
TU-11-72
TU-11-81, TU-11-86
TU-11-53
TU-11-29, TU-12-96, TU-12-101
meters
Overburden

Intervals from new holes announced in release:

Hole #	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t)
TU-12-129	83.0	155.5	72.5	0.3	7	0.4
TU-12-129	185.9	213.5	27.6	0.1	13	0.4
TU-12-129	188.0	190.0	2.0	0.8	106	2.9
TU-12-129	256.8	277.7	21.0	0.4	25	1.0
TU-12-129	260.0	261.0	1.0	1.0	90	2.8
TU-12-129	267.7	269.7	2.0	1.4	61	2.6
TU-12-129	303.7	307.1	3.4	1.4	202	5.5
TU-12-129	304.9	305.4	0.5	9.3	1310	35.5
TU-12-129	332.3	357.8	25.5	0.6	40	1.4
TU-12-129	335.8	337.3	1.5	2.7	359	9.8
TU-12-129	345.6	350.3	4.8	1.4	52	2.5
TU-12-129	377.5	378.5	1.0	4.2	503	14.3
TU-12-129	395.0	442.1	47.1	0.1	11	0.3
TU-12-129	397.0	399.1	2.1	1.4	97	3.4
TU-12-134	74.5	108.0	33.5	0.3	2	0.4
TU-12-134	314.0	339.0	25.0	0.1	24	0.6
TU-12-134	344.5	345.5	1.0	6.8	688	20.6
TU-12-134	365.9	370.8	4.9	0.8	70	2.2
TU-12-134	366.9	367.5	0.6	3.8	321	10.2
TU-12-134	381.5	390.0	8.5	0.2	34	0.9

Selected intervals from previously announced holes: (Please see website for all intervals)

Hole #	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t)
TU-10-06	273.3	277.5	4.3	1.4	130	4.0
TU-10-06	295.6	421.8	126.2	0.9	62	2.1
TU-10-06	317.5	336.7	19.2	2.8	160	6.0
TU-10-06	317.5	319.7	2.2	6.7	475	16.2
TU-10-06	331.6	336.7	5.1	5.5	242	10.3
TU-10-06	331.6	333.7	2.1	9.2	310	15.4
TU-10-06	405.9	412.1	6.2	2.6	209	6.7
TU-11-29	30.4	299.0	268.5	0.6	40	1.4
TU-11-29	188.9	214.4	25.5	2.3	134	5.0
TU-11-29	188.9	191.4	2.5	4.5	385	12.2
TU-11-29	204.7	207.4	2.7	10.8	534	21.5
TU-11-29	267.8	271.8	3.9	4.2	386	11.9
TU-11-29	288.6	292.7	4.1	4.7	256	9.8
TU-11-53	37.9	41.1	3.2	1.5	244	6.4
TU-11-53	99.7	119.4	19.7	0.4	37	1.2
TU-11-53	148.5	190.5	42.0	0.6	49	1.6
TU-11-72	170.9	451.0	280.2	0.8	49	1.8
TU-11-72	294.0	323.0	29.0	2.4	103	4.5
TU-11-72	306.3	320.1	13.8	4.5	156	7.6
TU-11-72	347.9	360.6	12.7	2.1	169	5.5
TU-11-72	411.7	451.0	39.3	1.6	107	3.7
TU-11-72	418.2	443.6	25.4	2.1	144	5.0
TU-11-81	79.4	307.3	227.9	0.5	41	1.3
TU-11-81	173.1	200.9	27.7	1.1	100	3.1
TU-11-81	188.0	200.9	12.9	1.4	178	5.0
TU-11-81	241.6	245.0	3.4	2.9	373	10.4
TU-11-81	259.1	269.9	10.8	1.3	101	3.3
TU-11-86	149.0	175.0	26.0	0.5	40	1.3
TU-12-096	151.4	249.3	97.9	0.9	65	2.2
TU-12-096	238.9	246.6	7.8	4.8	277	10.3
TU-12-096	279.3	288.4	9.1	2.8	24	3.3
TU-12-101	208.7	240.5	31.8	1.3	104	3.4
TU-12-101	220.1	237.3	17.2	2.1	171	5.5
TU-12-101	349.1	360.5	11.4	3.8	24	4.3
TU-12-101	349.1	352.6	3.5	11.9	63	13.2

SECTION 10675
Looking NE (+/- 12.5m)
CLAY ALTERED ASH
LEGEND:
Intervals greater than 0.3 g/t AuEq
>10.0
5.0 - 10.0
2.5 - 5.0
1.0 - 2.5
0.5 - 1.0
0.3 - 0.5
Overburden
0
100
meters
TU-12-136
TU-12-127, TU-12-124
TU-12-120, TU-12-132
TU-12-136 / 185.32m
TU-12-132 / 273.71m
TU-12-120 / 331.62m
TU-12-124 / 356.01m
TU-12-127 / 420.1m

Gold Equivalent (AuEq) is calculated using silver to gold ratios of 50 to 1.

Hole ID	To (m)	From (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t)
TU-12-120	95.0	127.9	32.9	0.3	22	0.8
TU-12-120	160.2	175.0	14.8	0.1	11	0.3
TU-12-120	201.0	209.6	8.6	0.3	43	1.2
TU-12-120	223.7	231.0	7.3	0.3	47	1.2
TU-12-120	260.9	290.9	30.0	0.7	97	2.7
TU-12-120	260.9	266.1	5.2	2.8	437	11.5
TU-12-124	116.5	301.5	185.0	1.0	61	2.2
TU-12-124	167.5	181.4	13.9	6.0	180	9.6
TU-12-127	156.0	186.0	30.1	0.7	57	1.8
TU-12-127	160.1	162.6	2.5	2.4	116	4.7
TU-12-127	174.0	186.0	12.0	1.0	106	3.2
TU-12-127	177.9	181.3	3.4	2.7	243	7.6
TU-12-127	210.0	233.5	23.5	1.0	20	1.4
TU-12-127	213.9	218.3	4.4	3.9	86	5.6
TU-12-127	232.0	233.5	1.5	2.3	14	2.5
TU-12-127	243.0	285.6	42.6	0.6	11	0.8
TU-12-127	245.0	245.5	0.5	18.2	579	29.7
TU-12-127	284.5	285.1	0.6	11.3	29	11.9
TU-12-127	297.0	314.0	17.0	0.4	9	0.6
TU-12-132	64.5	204.2	139.7	0.2	18	0.6
TU-12-132	95.9	102.6	6.7	0.8	45	1.7
TU-12-132	137.0	166.6	29.6	0.3	28	0.9
TU-12-132	148.3	153.3	5.1	1.2	79	2.7
TU-12-132	174.4	204.2	29.8	0.3	34	1.0
TU-12-132	184.0	187.5	3.5	0.6	67	2.0
TU-12-132	191.6	192.1	0.5	2.1	379	9.7
TU-12-132	202.4	204.3	1.9	0.7	130	3.3
TU-12-136	63.1	123.6	60.5	0.8	49	1.8
TU-12-136	82.2	93.0	10.8	1.1	85	2.8
TU-12-136	82.2	83.8	1.6	2.4	358	9.6
TU-12-136	98.0	110.5	12.5	1.8	98	3.8
TU-12-136	102.0	105.5	3.5	2.9	170	6.3
TU-12-136	107.0	108.5	1.5	3.1	60	4.3

SECTION 10925

Looking NE (+/-12.5m)

REFERENCE LINE
TU-12-145
TU-12-151
TU-12-143
TU-12-140
TU-12-143 / 200.56m
ASSAYS PENDING
TU-12-140 / 218.85m
TU-12-145 / 441.35m
ASSAYS PENDING
TU-12-151 / 500m
ASSAYS PENDING

Hole ID	To (m)	From (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t)
TU-12-140	36.9	95.0	58.1	0.5	6.7	0.7
TU-12-140	36.9	44.0	7.1	0.9	7	1.0
TU-12-140	91.0	95.0	4.0	1.0	38	1.8
TU-12-140	146.8	187.0	40.2	0.3	14	0.6
TU-12-140	146.8	149.2	2.4	0.1	70	1.5
TU-12-140	160.0	160.6	0.6	0.2	214	4.5
TU-12-140	163.4	165.8	2.4	0.7	39	1.5
TU-12-140	173.0	173.5	0.5	6.5	4	6.6

LEGEND:

Overburden

0 50 100
meters

Intervals greater than 0.3 g/t AuEq

- >10.0
- 5.0 - 10.0
- 2.5 - 5.0
- 1.0 - 2.5
- 0.5 - 1.0
- 0.3 - 0.5